     Filed by Advanced Photonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Advanced Photonix, Inc.

         (Commission File No. 1-11056)

This filing relates to the proposed merger of Advanced Photonix, Inc., a Delaware corporation (“API”) and API Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Luna Innovations Incorporated, a Delaware corporation (“Luna”) pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among API, Luna and Merger Sub.

Below is the information which appears on API’s website under the heading “News-Presentations”.

API has entered into a merger agreement with Luna Innovations Incorporated (“Luna”).  On the effective date of the merger, API will be merged with a wholly-owned subsidiary of Luna and each share of API Common Stock will be converted into 0.31782 of a share of Luna stock.  The merger is subject to the approval of the stockholders of both Luna and API.   Luna is registering the shares it will be issuing in the merger under the Securities Act of 1933.  Its registration statement also contains the proxy statement that API will be sending to its shareholders in order to secure their approval of the merger.  The proxy statement will be sent as soon as the Luna registration statement is declared effective by the SEC.   You are seeing this link to the S-4 which is filed by Luna so that you can begin to review the materials that will be in the API proxy and meeting notice in advance of its being mailed to you.

Forward-Looking Statements

This communication includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability; potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov. and at the companies’ websites at http://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this communication are based on information available to the companies as of the date of this communication and Luna and API undertake no obligation to update any of the forward-looking statements after the date of this communication.

 No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securirties Act of 1933, as amended.

Important Additional Information Filed with the SEC

Luna has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Luna and API that also constitutes a prospectus of Luna. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, VA 24016, Attention: Investor Relations or by calling (540)769-8400 and will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling (734)864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report for the year ended December 31, 2013, filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on June 30, 2014, and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.